TSX

SYMBOL:  ITP

Intertape Polymer Group Reports Fourth Quarter 2010 and Annual Results

MONTREAL, QUEBEC and BRADENTON, FLORIDA – March 23, 2011 – Intertape Polymer Group Inc. (TSX: ITP) ("Intertape" or the "Company") today released results for the fourth quarter and year ended December 31, 2010. All dollar amounts are US denominated unless otherwise indicated.

Highlights:

•

Sales for the quarter increased 12.0% to $180.1 million year-over-year

•

Sales for 2010 increased 17.1% to $720.5 million

•

Fourth quarter Adjusted EBITDA increased sequentially over the third quarter of 2010 to $11.7 million

•

For the quarter, cash flow from operations before changes in working capital was $6.6 million

•

Closure of Brantford facility with expected positive EBITDA impact of approximately $4 million per annum (see separate press release issued today for more details)

•

As of December 31, 2010, cash and unused availability under the Asset Based Loan (“ABL”) was $43.0 million

“Fourth quarter results were in line with expectations; however, gross margin remained under pressure due to significant raw material cost increases and competitive pricing pressures. The increase in sales was primarily attributable to higher selling prices which partially recovered raw material cost increases,” said Intertape’s President and Chief Executive Officer, Greg Yull.

“During 2010, we continued to implement manufacturing cost reduction programs totaling approximately $15 million as compared to approximately $12 million in 2009. These programs included productivity improvements, waste reduction and energy conservation and are critical to offset the impact of rising input costs and are expected to contribute to future gross margin improvements. In 2011, ongoing programs are expected to total $15 to $18 million.

The prolonged strike in Brantford, Ontario has resulted in this operation being unprofitable; therefore a decision has been made to close this facility by June 2011. We expect a positive contribution to EBITDA of approximately $4 million on an annualized basis once this facility is closed.

“We have in place a concerted sales and marketing effort to focus on higher margin products which include recently launched products and a portfolio of existing products. The growing contribution of these higher margin products over time is an important component of our strategy to return to our target gross margin range. The Company will continue to take the actions necessary to improve profitability as the pricing environment permits and by continuing to reduce manufacturing costs,” stated Mr. Yull.

Fourth quarter sales increased 12.0% to $180.1 million, compared to $160.8 million for the fourth quarter of 2009 and were down 3.7% sequentially from $187.1 million for the third quarter of 2010. On a year-over-year basis, fourth quarter sales for the Tapes & Films (“T&F”) Division increased by 10.5% to $149.5 million while sales for the Engineered Coated Products (“ECP”) Division increased by 20.0% to $30.6 million. Sales volume increased by approximately 1% over the fourth quarter of 2009 and selling prices for the same period increased by 11%. For the year 2010, sales were $720.5 million, representing an increase of 17.1% compared to $615.5 million for 2009.

Gross profit for the fourth quarter totalled $19.0 million, compared to $20.2 million a year ago, reflecting a $1.5 million increase in the T&F Division and a $2.6 million decrease in the ECP Division.

Fourth quarter gross margin was 10.6% compared to 12.5% for the prior year and 10.5% for the third quarter of 2010. Gross profit for the most recent period was impacted by an asset impairment charge of $3.9 million in connection with the Company’s lumber film automatic wrapping machines and related assets.

Selling, general, and administrative (“SG&A”) expenses were $18.6 million, $1.4 million lower than the $20.0 million for the fourth quarter of 2009 and $1.5 million higher than the third quarter of 2010. The decrease from the fourth quarter of 2009 to the fourth quarter of 2010 was primarily due to the non-recurrence of adjustments made in the fourth quarter of 2009.  The increase in SG&A from the third quarter of 2010 to the fourth quarter of 2010 was due to increased merchandising costs in the consumer channel and higher selling expenses related to annual incentive plans.

Adjusted EBITDA for the fourth quarter was $11.7 million compared to $7.9 million for the fourth quarter of 2009 and $10.6 million for the third quarter of 2010. The increase in Adjusted EBITDA for the fourth quarter of 2010 when compared to 2009 reflects primarily higher sales. Adjusted EBITDA for the year 2010 was $40.7 million compared to $43.1 million in 2009.

Net loss for the fourth quarter of 2010 was $43.4 million or $0.74 per fully diluted share compared to net loss of $8.5 million or $0.14 per fully diluted share for the same period last year. The increase in the net loss for the fourth quarter of 2010 was primarily due to non-recurring charges resulting from a change in the valuation of future US tax assets, facility closure costs, and an impairment charge related to the Company’s lumber film automatic wrapping machines and related assets amounting to $31.9 million, $8.1 million and $3.9 million, respectively. For full year 2010, the Company posted a net loss of $56.4 million as compared to a net loss of $14.4 million in 2009.

The Company generated cash flows from operating activities before changes in working capital items for the fourth quarter of $6.6 million compared to $3.5 million in the fourth quarter last year. The increase was due to the increase in profitability before adjustments related to non-cash items.

Cash flows from operating activities decreased in the fourth quarter by $19.1 million to $5.4 million from $24.5 million in the fourth quarter a year ago. An increase in cash flows from operations before changes in working capital items of $3.1 million was offset by an increase in cash used for working capital of $22.3 million.  The increase in cash used for working capital was primarily due to accounts payable increasing in the fourth quarter of 2009 as compared to a decrease in the fourth quarter of 2010.  This change was mainly due to the timing of payments made by the Company in order to obtain early payment discounts.

Days Inventory improved in the fourth quarter of 2010 by 1 day to 52 days as compared to the fourth quarter of 2009.  Day Sales Outstanding increased in the fourth quarter of 2010 by 2 days to 44 days as compared to the fourth quarter of 2009 primarily due to an increase in the mix of sales through the consumer channel.

The amount of borrowings under the Company’s ABL, excluding outstanding letters of credit, increased by $2.6 million from $85.4 million as of December 31, 2009 to $88.0 million as of December 31, 2010.  As of December 31, 2010, the Company had cash and unused availability under its ABL totalling $43.0 million, the amount of which would have been $56.2 million if the Company had not been required to post a bond of $13.2 million related to the Inspired Technologies Inc. (“ITI”) litigation discussed below.  Due to a reduced verdict, subsequent to December 31, 2010, the bond related to the ITI litigation was replaced with a bond in the amount of $1.0 million.  As of March 21, 2011 cash and unused availability under the ABL exceeded $44 million, the amount of which would have exceeded $45 million if the Company had not been required to post a bond of $1.0 million related to the ITI litigation. The variation in cash and unused availability under the ABL between December 31, 2010 and March 21, 2011 reflects a reduced bond offset by increases in early payments to suppliers in order to obtain discounts.

As indicated in a press release issued on February 14, 2011, the Company announced that damages awarded to ITI have again been significantly reduced. The initial jury award in September 2010 against the Company’s subsidiary, Intertape Polymer Corp., was for $13.2 million. In December 2010, the United States District Court for the Middle District of Florida granted Intertape’s post trial motion to reduce the amount, and it was lowered from the previous $13.2 million to $3.0 million. ITI then requested a new trial and in a verdict rendered on February 11, 2011, the jury award was further decreased to $0.7 million.

As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company is no longer required to present operating results at a divisional level.  However, in the interest of reporting consistency, the divisional results discussion is included hereinafter.

T&F Division

Sales for the T&F Division for the fourth quarter totalled $149.5 million, representing a 10.5% increase compared to $135.3 million for the fourth quarter of 2009 and a 2.2% decrease in sales compared to $152.9 million for the third quarter of 2010. Sales for the fourth quarter of 2010 decreased from the third quarter due to historical seasonality and fewer business days. The sales increase in the fourth quarter of 2010 was due in part to a sales volume increase of approximately 2% compared to the fourth quarter of 2009, but was largely attributable to the approximately 9% increase in selling prices.  The increase in sales volume was across most product lines.

Fourth quarter gross profit for the T&F Division totalled $20.3 million at a gross margin of 13.6% compared to $18.8 million at a gross margin of 13.9% for the fourth quarter of last year. On a sequential basis, gross profit increased by $2.9 million over the third quarter of 2010 due to price increases that partially offset the prior increases in costs of resin-based, adhesive and paper raw material costs.

T&F Division's EBITDA was $11.1 million for the fourth quarter compared to $9.4 million for the comparable period a year ago and $10.8 million for the third quarter of 2010. The year-over-year fourth quarter increase in EBITDA was due to higher sales.

T&F DIVISION ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (in millions of US dollars) (unaudited)
	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Divisional earnings before income taxes	4.0	1.8	11.6	16.0	8.7
Depreciation and amortization	7.2	7.6	28.8	29.8	29.4
EBITDA	11.1	9.4	40.4	45.8	38.1
Gross margin compression					13.9
Adjusted EBITDA	11.1	9.4	40.4	45.8	52.0

ECP Division

Sales for the ECP Division for the fourth quarter were $30.6 million, representing a 20.0% increase when compared to $25.5 million for the fourth quarter a year ago and a 10.3% decrease when compared to sales of $34.1 million for the third quarter of 2010. Sales volume decreased in the fourth quarter of 2010 by approximately 3% compared to the fourth quarter of 2009 while selling prices increased by 23% for the same period. Higher costs for resin-based raw materials were the primary reason for the selling price increases.

Gross profits for the ECP Division for the fourth quarter totalled negative $1.2 million at a gross margin of negative 4.0%, compared to $1.4 million at a gross margin of 5.5% for the fourth quarter of 2009. The decrease in both gross profit and gross margin for 2010 was related to asset impairment charges of $4.0 million, including $3.9 million related to the lumber film automatic wrapping machines and related assets, which was partially offset by higher sales and gross margin excluding the impairment charges.

Adjusted EBITDA for the fourth quarter of 2010 was $1.0 million compared to negative $0.8 million for the same period last year. The increase in Adjusted EBITDA in the fourth quarter of 2010 compared to the fourth quarter of 2009 was due to higher gross profit, excluding charges related to the impairment of assets.

ECP DIVISION ADJUSTED EBITDA RECONCILIATION TO NET LOSS (in millions of US dollars) (unaudited)
	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Divisional loss before income taxes	(12.7)	(3.9)	(17.0)	(7.2)	(2.8)
Depreciation and amortization	1.7	2.0	7.6	6.6	6.4
EBITDA	(11.0)	(1.9)	(9.4)	(0.6)	3.6
Manufacturing facility closures, restructuring and other charges	8.1	1.1	8.1	1.1
Impairment of long-lived assets and other assets	3.9		4.0	0.1
Gross margin compression					2.7
Adjusted EBITDA	1.0	(0.8)	2.7	0.6	6.3

Outlook

“Price increases were recently announced for industrial customers by most industry participants. Considering the upward fluctuations of some raw material prices in recent months, further increases will be required,” said Mr. Yull.

“In 2010, we launched 44 new products compared with 25 in 2009. In 2011, we anticipate launching over 30 new products into new and existing markets. Our gross margin is expected to progressively benefit as these new product introductions expand our portfolio of higher gross margin products which are expected to represent a larger percentage of product mix.

“In addition to our manufacturing cost reduction plans, greater leverage is expected to be realized on fixed costs as we more fully utilize our existing capacity.  The closure of the Brantford, Ontario facility is expected to result in an annualized increase in EBITDA of about $4 million, even though it is expected to negatively impact annualized sales by about $10 million. These factors plus improvement in the spread between raw material costs and selling prices are expected to contribute to increased gross margin in 2011. This anticipated gross margin expansion combined with sales growth is expected to generate cash flows from operations sufficient to reduce debt during 2011. We maintain our longer-term target gross margin of 18% to 19%.   For the first quarter of 2011, we expect slightly higher sequential sales over the fourth quarter of 2010 and higher Adjusted EBITDA,” concluded Mr. Yull.

Non-GAAP Information

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization (including foreign exchange gain (loss)); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangibles assets and deferred charges; and (vi) depreciation of property, plant and equipment.  Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring, strategic alternatives and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) unprecedented gross margin compression; and (v) write-down on classification as assets held-for-sale. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada or in the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

ADJUSTED EBITDA RECONCILIATION TO NET LOSS (in millions of US dollars) (unaudited)
	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Net Loss – As Reported	(43.4)	(8.5)	(56.4)	(14.4)	(92.8)
Add back:
Financial expenses, net of amortization (including foreign exchange gain (loss))	3.5	2.8	15.1	14.6	18.7
Refinancing expense, net of amortization					2.9
Income taxes	30.3	2.7	31.9	4.0	3.4
Depreciation and amortization	9.2	9.7	37.4	37.7	39.6
EBITDA	(0.4)	6.7	27.9	41.9	(28.2)
Impairment of long-lived assets and other assets	3.9	0.1	4.0	0.1	0.4
Gross margin compression					16.6
Write-down of asset held-for-sale	0.1		0.7
Manufacturing facility closures, restructuring, and other charges	8.1	1.1	8.1	1.1
Impairment of goodwill					66.7
Adjusted EBITDA	11.7	7.9	40.7	43.1	55.5

Conference Call

A conference call to discuss Intertape's 2010 fourth quarter and annual results will be held March 23, 2011, at 10 A.M. Eastern Time. Participants may dial 1-800-932-1100 (U.S. and Canada) and 1-612-334-6983 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada) or 1-320-365-3844 (International) and entering the Access Code 196144. The recording will be available from Wednesday, March 23, 2011 at 12:00

P.M. until Saturday, April 23, 2011 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of the applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives, and the ITI litigation are forward-looking statements and are identified by terms such as “believe,” “expect,” “intend,” “anticipate,” and similar expressions.  While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations, protection of intellectual property, the fact that the jury’s verdict may be reinstated on appeal and the reactions of the marketplace to the foregoing.  A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”).  Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release contains certain non-GAAP financial measures as defined under SEC rules.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, and improves the period-to-period comparability of the Company’s results from its core business operations.  As required by Canadian and SEC rules, the Company has provided a reconciliation of these measures to the most directly comparable GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc. Consolidated Earnings
Periods ended December 31, (In thousands of US dollars, except per share amounts) (Unaudited)

	Three months		Twelve months
	2010	2009	2010	2009
	$	$	$	$

Sales	180,061	160,794	720,516	615,462
Cost of sales	161,015	140,617	640,906	532,543
Gross profit	19,046	20,177	79,610	82,919

Selling, general and administrative expenses	18,642	20,047	72,477	69,820
Stock-based compensation expense	178	270	964	1,037
Research and development expenses	1,346	1,488	6,252	5,605
Financial expenses
Interest	3,950	3,783	15,538	15,888
Other	(95)	(653)	880	(148)
Manufacturing facility closures, restructuring, and other charges	8,089	1,091	8,089	1,091
	32,110	26,026	104,200	93,293
Loss before income taxes	(13,064)	(5,849)	(24,590)	(10,374)
Income taxes (recovery)
Current	(543)	182	(10)	731
Future	30,856	2,511	31,865	3,284
	30,313	2,693	31,855	4,015
Net loss	(43,377)	(8,542)	(56,445)	(14,389)

Loss per share
Basic	(0.74)	(0.14)	(0.96)	(0.24)
Diluted	(0.74)	(0.14)	(0.96)	(0.24)

Intertape Polymer Group Inc.
Consolidated Deficit
Periods ended December 31,
(In thousands of US dollars)
(Unaudited)
	Three months		Twelve months
	2010	2009	2010	2009
	$	$	$	$
Balance, beginning of period	(187,977)	(166,367)	(174,909)	(160,533)
Net loss	(43,377)	(8,542)	(56,445)	(14,389)
Repurchase of common shares				13
Balance, end of period	(231,354)	(174,909)	(231,354)	(174,909)

Weighted average number of common shares outstanding

Basic	58,961,050	58,951,050	58,953,550	58,951,050
Diluted	58,961,050	58,951,050	58,953,550	58,951,050

Intertape Polymer Group Inc.
Consolidated Comprehensive Income (Loss)
Periods ended December 31,
(In thousands of US dollars)
(Unaudited)
	Three months		Twelve months
	2010	2009	2010	2009
	$	$	$	$

Net loss	(43,377)	(8,542)	(56,445)	(14,389)

Other comprehensive income (loss)
Changes in fair value of interest rate swap
agreements, designated as cash flow hedges
(net of future income taxes of nil)	(11)	(143)	(599)	(1,747)
Settlements of interest rate swap agreements, recorded
in the consolidated earnings (net of income taxes
of nil)	313	343	1,249	1,812
Changes in fair value of investment in publicly
traded securities designated as available-for-sale				1,044
Gain on sale of investment in publicly traded
securities, recorded in the consolidated earnings				(1,044)
Changes in fair value of forward foreign exchange rate
contracts, designated as cash flow hedges (net of
future income taxes of nil)	1,046	485	1,828	3,640
Settlements of forward foreign exchange rate contracts,
recorded in the consolidated earnings (net of income
taxes of nil)	(307)	(1,136)	(869)	(1,489)
Gain on forward foreign exchange rate contracts
recorded in the consolidated earnings pursuant
to recognition of the hedged item in cost of sales
upon discontinuance of the related hedging relationships
(net of income taxes of nil)	(283)	(650)	(616)	(1,103)
Reduction in net investment in a foreign subsidiary				(125)
Changes in accumulated currency translation adjustments	2,168	3,635	3,514	16,868
Other comprehensive income	2,926	2,534	4,507	17,856
Comprehensive income (loss) for the period	(40,451)	(6,008)	(51,938)	3,467

Intertape Polymer Group Inc. Consolidated Cash Flows Periods ended December 31, (In thousands of US dollars) (Unaudited)

	Three months		Twelve months
	2010	2009	2010	2009
	$	$	$	$
OPERATING ACTIVITIES
Net loss	(43,377)	(8,542)	(56,445)	(14,389)
Non-cash items
Depreciation, amortization and accretion expense	9,159	9,552	37,368	37,526
Loss on disposal of property, plant and equipment	50	23	308	501
Charges in connection with manufacturing facility closures,
restructuring, and other charges	6,095	1,091	6,095	1,091
Write-down of inventories	143	59	1,651	1,105
Reversal of a portion of write-down of inventories			(10)	(2,082)
Impairment of property, plant and equipment	928	94	1,016	94
Write-down on classification as asset held-for-sale	66	123	699	123
Impairment of intangible assets	1,727	32	1,727	32
Impairment of other assets	1,258		1,258
Future income taxes	30,857	2,511	31,865	3,284
Stock-based compensation expense	178	270	964	1,037
Pension and post-retirement benefits funding in excess
of amounts expensed	(343)	80	(838)	1,308
Gain on forward foreign exchange rate contracts	(98)	(650)	(279)	(650)
Changes in fair value of forward foreign exchange rate
contracts upon discontinuance of the related
hedging relationships	(3)	3	(1)	3
Changes in fair value of forward foreign exchange rate
contracts for which hedge accounting is not applied	(89)		144
Unrealized foreign exchange loss (gain)	158	(133)	(44)	(76)
Gain on sale of publicly traded securities				(1,044)
Gain on repurchase of Senior Subordinated Notes		(818)		(818)
Foreign exchange gain resulting from reduction in net
investment in a foreign subsidiary				(125)
Other	(149)	(225)	(110)	63
Cash flows from operations before changes in working capital items	6,560	3,470	25,368	26,983

Changes in working capital items
Trade receivables	11,786	8,099	(12,201)	3,177
Other receivables	(51)	780	(1,213)	1,231
Inventories	(1,787)	4,029	(15,210)	16,272
Parts and supplies	265	(21)	181	(441)
Prepaid expenses	(388)	94	(679)	(606)
Accounts payable and accrued liabilities	(11,034)	8,064	15,780	(11,706)
	(1,209)	21,045	(13,342)	7,927
Cash flows from operating activities	5,351	24,515	12,026	34,910

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts upon the discontinuance of the related
hedging relationships			647

Property, plant and equipment	(1,772)	(3,446)	(8,627)	(13,141)
Proceeds on disposal of property, plant and equipment
and other assets	58	8	274	18
Proceeds on disposal of an asset held-for-sale	1,156		1,156
Proceeds on disposal of investment in publicly traded securities				1,044
Restricted cash	(5,183)		(5,183)
Other assets	(194)	232	(2,874)	125
Intangible assets	(625)	(6)	(849)	(939)
Cash flows from investing activities	(6,560)	(3,212)	(15,456)	(12,893)

FINANCING ACTIVITIES
Long-term debt	7,153	201	42,242	13,953
Exercise of stock options	5		5
Repurchase of Senior Subordinate Notes and related expenses		(5,317)		(5,317)
Repayment of long-term debt	(9,789)	(19,000)	(38,239)	(42,928)
Repurchase of common shares				(18)
Cash flows from financing activities	(2,631)	(24,116)	4,008	(34,310)
Net increase (decrease) in cash and cash equivalents	(3,840)	(2,813)	578	(12,293)
Effect of foreign currency translation adjustments	(71)	95	(281)	574
Cash and cash equivalents, beginning of period	7,879	6,389	3,671	15,390
Cash and cash equivalents, end of period	3,968	3,671	3,968	3,671

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)
(Unaudited)
	December 31,	December 31,
	2010	2009
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,968	3,671
Restricted cash	5,183
Trade receivables	86,516	74,161
Other receivables	4,270	3,052
Inventories	92,629	79,001
Parts and supplies	15,130	15,203
Prepaid expenses	4,586	3,693
Derivative financial instruments	1,270	1,438
Assets held-for-sale	671	149
Future income taxes	1,765	11,860
	215,988	192,228
Property, plant and equipment	241,445	274,470
Other assets	23,185	21,869
Intangible assets	2,344	3,550
Future income taxes	23,143	43,736
	506,105	535,853

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	85,145	68,228
Installments on long-term debt	2,837	1,721
	87,982	69,949
Long-term debt	218,177	215,281
Pension and post-retirement benefits	10,728	10,200
Derivative financial instruments	898	1,548
Other liabilities	1,486	1,072
	319,271	298,050
SHAREHOLDERS' EQUITY
Capital stock	348,148	348,143
Contributed surplus	15,125	14,161

Deficit	(231,354)	(174,909)
Accumulated other comprehensive income	54,915	50,408
	(176,439)	(124,501)
	186,834	237,803
	506,105	535,853

ORLDOCS 12122501 1